UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                 CYBERCASH, INC.
                                (Name of Issuer)

                WARRANTS TO PURCHASE COMMON STOCK $.001 PAR VALUE
                         (Title of Class of Securities)

                                   232462 10 1
                                 (CUSIP Number)

                                November 12, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement.       [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

CUSIP NO.232462 10 1              13G                        Page 2 of 6 Pages
         -----------                                             ---    -------
--------------------------------------------------------------------------------


    1   NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        FIRST USA BANK N.A.

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
    3   SEC USE ONLY

    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        National Banking Association of the United States

                                             5     SOLE VOTING POWER
               NUMBER OF
                SHARES                             2,200,000
             BENEFICIALLY
               OWNED BY                      6     SHARED VOTING POWER
                EACH
              REPORTING
               PERSON                        7     SOLE DISPOSITIVE POWER
                WITH
                                                   2,200,000

                                             8     SHARED DISPOSITIVE POWER

    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,200,000

   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []*

   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        12.6 %

   12   TYPE OF REPORTING PERSON*

        BK
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                              Page 3 of 6 Pages
                                                                  ---  ----

                     Filed Pursuant to Rule 13d-1(c)
                            Responses to Items

Item 1 (a).    Name of Issuer:

               CyberCash, Inc.

Item 1 (b).    Address of Issuer's Principal Executive Offices:

               2100 Reston Parkway
               Reston, Virginia  20191

Item 2 (a).    Name of Person Filing:

               First USA Bank N.A.

Item 2 (b).    Address of Principal Business Office:

               The address of the principal business office is:

               Three Christina Centre
               201 N. Walnut Street
               Wilmington, Delaware 19801

Item 2 (c).    Citizenship:

               National Banking Association of the United States

Item 2 (d).    Title of Class of Securities:

               Warrants to Purchase Common Stock

Item 2 (e).    CUSIP Number:

               232462 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

               (a)[ ] Broker  or dealer  registered  under  section  15 of the
                      Exchange Act.

               (b)[X] Bank as defined in section 3(a)(6) of the Exchange Act.

               (c)[ ] Insurance company as defined in section 3(a)(19) of the
                      Exchange Act.

               (d)[ ] Investment  company  registered  under  section 8 of the
                      Investment Company Act.

               (e)[ ] An  investment   adviser  in   accordance   with  Rule
                      13d-1(b)(1)(ii)(E).

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                                                              Page 4 of 6 Pages
                                                                  ---  ---
               (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

               (g)[ ] A parent holding  company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

               (h)[ ] A savings  associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.

               (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

               (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.  Ownership.

               (a)      Amount Beneficially Owned:         2,200,000

               (b)      Percent of Class:                  12.6%

              (c) Number of Shares as to which each person has:

                      (i)   sole power to vote or to direct the vote:  2,200,000

                      (ii)  shared power to vote or to direct the vote: 0

                      (iii) sole  power  to  dispose  or  to  direct  the
                            disposition of:     2,200,000

                      (iv)  shared power to dispose or to direct the disposition
                            of:     0

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

          By signing the below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6
                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 1998

                                        FIRST USA BANK N.A.


                                         By:  /s/ Clinton W. Walker
                                              ---------------------
                                              Clinton W. Walker
                                              Executive Vice President & General
                                              Counsel